# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anghami Inc, CIK 0001871983
CUSIP: G0369L200
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: 16th Fl, Al-Khatem Tower, ADGM Square, Al Maryah Island, Abu Dhabi, United Arab Emirates (C0), -
Date of event which requires filing of this statement: 06/24/2026
Filed by CIK 0002018653
Persons authorized to receive notices and communications: Chris Thompson, OSN Building, Dubai Media City, Dubai, United Arab Emirates (C0), -, 971 (0) 43 67 7190; Shama Ali, OSN Building, Dubai Media City, Dubai, United Arab Emirates (C0), -, 971 (0) 436 77027; OSN Legal, OSN Building, Dubai Media City, Dubai, United Arab Emirates (C0), -, 971 (0) 436 77000

## Reporting persons
- OSN Streaming Limited (CIK 0002018653): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,417,345; sole dispositive power 0; shared dispositive power 7,417,345; aggregate amount beneficially owned 7,417,345 (71.27% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 6,074,721 ordinary shares, par value $0.001 per share (the "Ordinary Shares") of Anghami Inc., an exempted company incorporated in the Cayman Islands with limited liability (the "Issuer"), plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 10,407,432 Ordinary Shares, which includes (i) 9,064,808 Ordinary Shares outstanding as of December 31, 2025, as reported in the Annual Report on Form 20-F filed by the Issuer on April 30, 2026, plus (ii) 1,342,624 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- OSN Streaming Holding Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,417,345; sole dispositive power 0; shared dispositive power 7,417,345; aggregate amount beneficially owned 7,417,345 (71.27% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 6,074,721 Ordinary Shares, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 10,407,432 Ordinary Shares, which includes (i) 9,064,808 Ordinary Shares outstanding as of December 31, 2025, as reported in the Annual Report on Form 20-F filed by the Issuer on April 30, 2026, plus (ii) 1,342,624 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- Panther Media Holding Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,417,345; sole dispositive power 0; shared dispositive power 7,417,345; aggregate amount beneficially owned 7,417,345 (71.27% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 6,074,721 Ordinary Shares, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 10,407,432 Ordinary Shares, which includes (i) 9,064,808 Ordinary Shares outstanding as of December 31, 2025, as reported in the Annual Report on Form 20-F filed by the Issuer on April 30, 2026, plus (ii) 1,342,624 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- Panther Media Group Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,417,345; sole dispositive power 0; shared dispositive power 7,417,345; aggregate amount beneficially owned 7,417,345 (71.27% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 6,074,721 Ordinary Shares, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 10,407,432 Ordinary Shares, which includes (i) 9,064,808 Ordinary Shares outstanding as of December 31, 2025, as reported in the Annual Report on Form 20-F filed by the Issuer on April 30, 2026, plus (ii) 1,342,624 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
- Kuwait Projects Company (Holding) K.S.C.P: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Kuwait (M6); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,417,345; sole dispositive power 0; shared dispositive power 7,417,345; aggregate amount beneficially owned 7,417,345 (71.27% of the class)
  Comment: 1. Each of shared voting power, shared dispositive power and aggregate amount beneficially owned by each reporting person with respect to the Reporting Persons consists of (i) 6,074,721 Ordinary Shares, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons.
  
  2. The calculation of the percentage ownership in this Schedule 13D with respect to the Reporting Persons is based on a total of 10,407,432 Ordinary Shares, which includes (i) 9,064,808 Ordinary Shares outstanding as of December 31, 2025, as reported in the Annual Report on Form 20-F filed by the Issuer on April 30, 2026, plus (ii) 1,342,624 Ordinary Shares upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants and convertible notes held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001 per share
Name of issuer: Anghami Inc
Address of issuer's principal executive offices: 16th Fl, Al-Khatem Tower, ADGM Square, Al Maryah Island, Abu Dhabi, United Arab Emirates (C0), -
Comment: This Amendment No. 9 (this "Amendment No. 9") amends the initial statement on Schedule 13D filed on April 8, 2024 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, Amendment No. 2 to the Original Schedule 13D, Amendment No. 3 to the Original Schedule 13D, Amendment No. 4 to the Original Schedule 13D, Amendment No. 5 to the Original Schedule 13D, Amendment No. 6 to the Original Schedule 13D, Amendment No. 7 to the Original Schedule 13D and Amendment No. 8 to the Original Schedule 13D filed on November 19, 2024, December 18, 2024, February 3, 2025, February 7, 2025 and March 24, 2025, July 21, 2025, July 23, 2025 and October 16, 2025, respectively (the Original Schedule 13D, as so amended and supplemented, the "Amended Schedule 13D"), relating to the Ordinary Shares of the Issuer. The address of the principal executive office of the Issuer is 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The information reported in the Amended Schedule 13D remains in effect, except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 9. Capitalized terms used but not defined in this Amendment No. 9 shall have the respective meanings ascribed to them in the Amended Schedule 13D. All references to the Schedule 13D in the Amended Schedule 13D and this Amendment No. 9 shall be deemed to refer to the Amended Schedule 13D as amended and supplemented by this Amendment No. 9.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented by the addition of the following:
The information set forth in Item 4 of this Amendment No. 9 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented by the addition of the following:

On June 24, 2026, OSN Streaming submitted a preliminary non-binding proposal (the "Proposal") to the Issuer's board of directors. In the Proposal, OSN Streaming proposed to acquire all the Ordinary Shares not currently owned of record by OSN Streaming and beneficially owned by the Reporting Persons for $3.39 per Ordinary Share in cash (the "Proposed Acquisition").

The Proposal does not contemplate a financing condition for the Proposed Acquisition. The Proposal contemplates that the Proposed Acquisition would be funded with equity or other financing from OSN Streaming's shareholders, including the Reporting Persons, and their respective affiliates. Any equity or debt financing for the Proposed Acquisition contemplated by the Proposal remains subject to negotiation, and the Reporting Persons can provide no assurances that they will be able to negotiate definitive agreements with OSN Streaming related to such financing.

The Proposal indicated that the Proposed Acquisition would be subject to a number of conditions, including, among others, the negotiation and execution of a definitive agreement and other related agreements mutually acceptable in form and substance to OSN Streaming and the Issuer. Neither OSN Streaming nor the Issuer is obligated to complete the Proposed Acquisition, and a binding commitment with respect to the Proposed Acquisition will result only from the execution of definitive agreements (and will then be on the terms provided in such definitive agreements), though no assurances can be given that any definitive agreements will be reached or that the Proposed Acquisition will be consummated.

The Proposal may result in one or more transactions, events or actions specified in clauses (a) through (j) of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Ordinary Shares from the Nasdaq Capital Market and other material changes in the Issuer's business or corporate structure. The Proposal is an expression of interest only and OSN Streaming reserves the right to modify or withdraw the Proposal at any time, with or without prior notice, and the Reporting Persons reserve the right to modify or withdraw their support of the Proposal at any time, subject to the terms of the Shareholders' Agreement. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plans or proposals at any time, in each case, subject to the terms of the Shareholders' Agreement.

The Reporting Persons and their affiliates may engage in discussions with members of management, the Issuer's board of directors and other stockholders of OSN Streaming and the Issuer and their respective representatives (including their respective professional advisors) in connection with the Proposed Acquisition. While the Proposal remains under consideration by the Issuer's board of directors, the Reporting Persons and their affiliates may respond to inquiries from, and participate in the negotiation of the terms of the Proposed Acquisition with, the Issuer's board of directors and its representatives. The Reporting Persons do not intend to update or provide additional disclosures regarding the Proposal or the Proposed Acquisition until a definitive agreement has been entered into, or unless disclosure is otherwise required under applicable U.S. securities laws. The Reporting Persons and their affiliates may participate in any process regarding the Issuer and/or engage in other activities, discussions and/or negotiations regarding any courses of action with respect to the Issuer, including, without limitation, submitting an indication of interest, letter of intent, term sheet, offer letter or other similar expression of interest in connection therewith, including any revisions to the Proposal or any such expression of interest; engaging advisors or other third parties; communicating with the Issuer, its subsidiaries and representatives and other third parties (including, without limitation, various advisors, industry analysts, investment and financing professionals, other shareholders of the Issuer and financing sources) and any potential co-investors; taking actions regarding prospective equity and/or debt financing for any such course of action, including, without limitation, exchanging information, negotiating terms and entering into commitment letters and related agreements and/or any other similar agreements; and preparing, revising and negotiating agreements with the Issuer, potential investors and financing sources, professional advisors and other interested parties.

The foregoing description of the Proposal is a summary of the material terms of the Proposal, does not purport to be complete and is qualified in its entirety by reference to the Proposal, a copy of which is included as Exhibit 16 to this Amendment No. 9 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

"The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 9 are incorporated herein by reference. OSN Streaming is the record owner of an aggregate of (i) 6,074,721 Ordinary Shares, plus (ii) 1,342,624 Ordinary Shares underlying warrants that are exercisable at a price of $115 per Ordinary Share (subject to certain specified adjustments) in accordance with the terms of the OSN Warrant (as defined in the Amended Schedule 13D).

As of the date of this Amendment No. 9, (i) OSN Streaming Holding, a wholly owned subsidiary of PMH, holds a number of ordinary shares of OSN Streaming cumulatively representing 80.16% of the total issued share capital of OSN Streaming and (ii) the Purchaser holds a number of ordinary shares of OSN Streaming cumulatively representing 19.84% of the total issued share capital of OSN Streaming. Subject to the Third Completion, (i) OSN Streaming Holding will hold a number of ordinary shares of OSN Streaming cumulatively representing 70.23% of the total issued share capital of OSN Streaming and (ii) the Purchaser will hold a number of ordinary shares of OSN Streaming cumulatively representing up to 29.77% of the total issued share capital of OSN Streaming.

PMH, a wholly owned subsidiary of PMG, holds 100% of the equity interests in OSN Streaming Holding. PMG (a majority-owned subsidiary of which KIPCO and its affiliates holds approximately 95.6%), holds 100% of the equity interests in PMH.

As such, these persons may be deemed to be members of a "group" with, and may be deemed to have or share indirect voting and dispositive power, over any of the Ordinary Shares acquired directly by OSN Streaming.

The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based on a total of 10,407,432 Ordinary Shares, which includes (i) 9,064,808 Ordinary Shares outstanding as of December 31, 2025, as reported in the Annual Report on Form 20-F filed by the Issuer on April 30, 2026, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of warrants to acquire Ordinary Shares beneficially owned by the Reporting Persons. In accordance with SEC rules governing beneficial ownership, the calculation of percentage ownership includes warrants held by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants held by other persons."
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) is hereby amended and restated as follows: "The information set forth in Item 5(a) of this Amendment No. 9 is incorporated herein by reference."
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated as follows: "Except as set forth in Items 3, 4 and 6, which information is incorporated herein by reference, during the 60 days preceding the date of this Amendment No. 9, none of the Reporting Persons has effected any transactions of Ordinary Shares."
Other persons with the right to receive dividends or sale proceeds: Item 5(d) is hereby amended and restated as follows: "Except as otherwise set forth in this Amendment No. 9, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented by the addition of the following:
The information set forth in Item 4 of this Amendment No. 9 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description
16 Non-Binding Proposal Letter from OSN Streaming to the Issuer's Board of Directors, dated June 24, 2026*

* Filed herewith.

## Signatures
- OSN Streaming Limited: /s/ Meshal Ali, Meshal Ali, Director (06/26/2026)
- OSN Streaming Holding Limited: /s/ Meshal Ali, Meshal Ali, Director (06/26/2026)
- Panther Media Holding Limited: /s/ Laura Herbin, Laura Herbin, Director (06/26/2026)
- Panther Media Group Limited: /s/ Meshal Ali, Meshal Ali, Director (06/26/2026)
- Kuwait Projects Company (Holding) K.S.C.P: /s/ Sheikha Dana Naser Sabah Al Ahmad Al Sabah, Sheikha Dana Naser Sabah Al Ahmad Al Sabah, Director (06/26/2026)